

September 15, 2011

Via E-mail
Jose Antonio de Almeida Filippo
Chief Financial Officer
Companhia Brasileira de Distribuicao
Avenida Brigadeiro Luiz Antonio, 3,142
01402-901 Sao Paulo, SP
Brazil

    Re: **Companhia Brasileira de Distribuicao**
             Form 20-F for the Fiscal Year Ended December 31, 2010
             Filed July 1, 2011
             File No. 001-14626

Dear Mr. Antonio de Almeida Filippo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company, page 12

Capital Expenditures and Investment Plan, page 16

1. Please disclose any capital expenditures currently in progress and the method of financing for such expenditures. Refer to Item 4.A.6 of Form 20-F and provide us with your proposed disclosure.

2. We note your disclosure in the second paragraph of this section that you spent R$3,641.8 million on acquisitions from 2008 through 2010. However we also note your disclosure that your total capital expenditures from 2008 to 2010 was R$3,641.8 million and that the chart included on page 17 indicates that you spent R$1110.3 million on acquisitions. Please revise and provide us with your proposed disclosure.

4B. Business Overview, page 17

The Brazilian Retail Industry, page 17

3. We note the following statements:

    - "The home appliances retail sector was the second most important segment in the retail business, after the food retail segment . . . ." (page 18)

    - "As seen in the years immediately following the introduction of the real, even small increments in purchasing power generally result in significant increases in consumption in absolute terms as well as increased expenditures in premium priced food products and other non-food items, including home appliances and consumer electronics." (page 19)

    - "The cash-and-carry segment (atacarejo segment), a wholesale segment in the retail food industry, is one of the fastest growing market segments in Brazil in terms of new store openings." (page 24)

    Please disclose the basis for such statements and provide us with your proposed disclosure. Alternatively, if these statements are based upon management's belief, please revise to state this fact.

Competition, page 29

4. We could not locate in this section a breakdown of your total revenues by category of activity and geographic market for each of the last three fiscal years. Please revise to include this information or to provide a cross-reference to such information in your financial statements or footnotes thereto. Please refer to Item 4.B.2 of Form 20-F and provide us with your proposed disclosure.

Item 5. Operating and Financial Review and Prospects, page 35

Item 5A. Operating Results, page 35

Results of Operations for 2010, 2009 and 2008, page 40

5. Please expand your discussion under results of operations for all periods to quantify the material factors, or any multiple factors, you cite as impacting a single financial statement line item. For example, you disclose that net sales revenue and gross profit in the food retail segment increased due to "the good sales performance, especially of beverages and personal care & household cleaning products" and as a result of opening new stores, but is unclear to what extent each of these factors impacted your

results of operations. Refer to Item 5.A.1 of Form 20-F and provide us with your proposed disclosure.

Item 6. Directors, Senior Management and Employees, page 51

6B. Compensation, page 55

6. Please briefly describe the profit sharing plan pursuant to which your executive officers received R$23,789,333 in compensation in fiscal 2010 and the basis upon which such executive officers participate in the plan. Refer to Item 6.B.1 of Form 20-F and provide us with your proposed disclosure.

Item 9. The Offer and Listing, page 74

Item 9A. Offer and Listing Details, page 74

7. Please disclose the high and low market price of your ADSs for each financial quarter during your two most recently completed fiscal years. Refer to Item 9.A.4.(b) of Form 20-F and provide us with your proposed disclosure.

Item 15. Controls and Procedures, page 102

8. Please supplementally tell us whether there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. In this regard, we note that the consolidation of Nova Casa Bahia was excluded from your assessment of internal control over financial reporting in the year ended December 31, 2010, as disclosed in Management's Report on Internal Control Over Financial Reporting on page F-1. Notwithstanding management's exclusion of Nova Casa Bahia's internal controls from its annual assessment, please tell us whether there was any material change to your internal control over financial reporting due to the consolidation. Refer to Questions 1 and 3 of Frequently Asked Questions (revised September 24, 2007) on Management's Report on Internal Control Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports found here: http://www.sec.gov/info/accountants/controlfaq.htm.

9. We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met" and that your officers concluded that your disclosure controls and procedures were effective "to provide reasonable assurance" that their objectives would be met. Please revise to state clearly, if true, that your disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives. In the alternative, remove any references to the level of assurance of

your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exhibits

10. Please file as material contracts the furniture supply and joint venture agreements with Bartira, and the shareholders' agreement with Casas Bahia, or tell us why you are not required to do so. Refer to #4 of the Instructions as to Exhibits of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director